EXHIBIT 11.1

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

Six Months Ended June 30, 2003

Net income from continuing operations less dividends on preferred equity	$77,002
Dividends on preferred units	20,308
Loss/(gain) on land and depreciated property sales	(11,146)
Interest expense	67,377
Earnings before fixed charges	$153,541

Interest expense	$67,377
Dividends on preferred units	20,308
Interest costs capitalized	3,306
Total fixed charges	$90,991

Fixed charge ratio	1.69